FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No. 1      FRN Variable Rate Fix released on 02 January 2003
No. 2      FRN Variable Rate Fix released on 03 January 2003
No. 3      FRN Variable Rate Fix released on 03 January 2003
No. 4      FRN Variable Rate Fix released on 03 January 2003


Document No. 1

DATE: 30 DECEMBER 2002


RE:   NORTHERN ROCK PLC
      GBP 50,000,000 SERIES 75 EMTN
      DUE SEPTEMBER 2003
      ISIN: XS0069957487


PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
30DEC02 TO 31MAR03 HAS BEEN FIXED AT 4.12 PCT PER ANNUM.

INTEREST PAYABLE VALUE 31MAR03 WILL AMOUNT TO:
GBP 1,027.18 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 171 508 3857/3855 OR FAX: 44 171 508 3881.


RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 2

RE:  NORTHERN ROCK PLC
     GBP 8,000,000 SERIES 161 EMTN
     DUE JULY 2004
     ISIN: XS0099354101

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02JAN2003 TO 02APR2003 HAS BEEN FIXED AT 4.09445 PCT PER ANNUM.

INTEREST PAYABLE VALUE 02APR2003 WILL AMOUNT TO:
GBP 1,009.59 PER GBP 100,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OF FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 3

RE:  NORTHERN ROCK PLC
     GBP 100,000,000 SERIES 206 EMTN
     DUE 02 JULY 2003
     ISIN: XS0131373408

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
02JAN2003 TO 02APR2003 HAS BEEN FIXED AT 4.06445 PCT PER ANNUM.

INTEREST PAYABLE VALUE 02APR2003 WILL AMOUNT TO:
GBP 100.22 PER GBP 10,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OF FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON

Document No. 4

RE:  NORTHERN ROCK PLC
     USD12,159,000 SERIES 201 EMTN
     DUE 12 APRIL 2005
     ISIN: XS0127633872

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
06JAN2003 TO 07APR2003 HAS BEEN FIXED AT 1.4 PCT PER ANNUM.

INTEREST PAYABLE VALUE 07APR2003 WILL AMOUNT TO:
USD 3.54 PER USD 1,000 DENOMINATION.


IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL:  44 171 508 3857/3855 OF FAX: 44 171 508 3881.

RATEFIX DESK
CITIBANK N.A., LONDON


                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  06 January 2003          By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary